UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 9, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Advanced Micro Devices, Inc.

File No. 001-7882 - CF#36745

_____

Advanced Micro Devices, Inc. submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Forms 10-Q filed on May 1, 2014, May 9, 2012, May 10, 2011, November 6, 2008, Form 10-K filed February 21, 2013 and Form 8-K/A filed January 15, 2009.

Based on representations by Advanced Micro Devices, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1	10-Q	May 1, 2014	through December 31, 2020
10.1	10-Q	May 9, 2012	through December 31, 2020
10.1	10-Q	May 10, 2011	through December 31, 2020
10.1	10-Q	November 6, 2008	through December 31, 2020
10.34(c)	10-K	February 21, 2013	through December 31, 2020
10.4	8-K/A	January 15, 2009	through December 31, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary